Exhibit 99.2

ZALE CORPORATION
COMPENSATION COMMITTEE CHARTER
(As of July 2003)

Purposes

     The primary purposes of the Compensation Committee are to (1) oversee the compensation of the Company’s officers, (2) approve and recommend to the Board the Company’s policies, programs, procedures and objectives for compensating its officers and key employees and (3) administer the Company’s equity based incentive compensation plans. Its responsibilities in that regard include:

•	Monitoring compensation practices at other companies generally and in the retail industry in particular;

•	Establishing corporate goals and objectives with respect to compensation; and

•	Overseeing the Company’s compensation setting practices.

     In discharging this oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all Company books, records, facilities, personnel, legal counsel and independent auditors, along with the power to retain, at the Company’s expense, outside counsel or other experts for this purpose.

     The Committee shall review the adequacy of this charter on an annual basis and recommend any appropriate changes to the Board for consideration.

Membership

     Appointment and Removal. The Committee shall be appointed by the Board and shall serve at the pleasure of the Board for such term as the Board may decide or, with respect to an individual Committee member, until such Committee member is no longer a Board member. The Board shall designate the chairperson of the Committee.

     Number and Meetings. The Committee shall be comprised of not less than three members of the Board. The Committee shall meet as often as necessary to fulfill its responsibilities.

     Independence. The Committee members will each meet (1) the independence requirements of the New York Stock Exchange, (2) qualify as an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986 and (3) qualify as a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934. These requirements are attached hereto as Annex A. Accordingly, the members of the Committee will be directors who the Board affirmatively concludes have no material relationship to the Company, as determined by the Board, either directly or as a partner, shareholder or officer of any organization that has a relationship with the Company.

     The failure of the Committee to satisfy the independence requirements set forth above shall not invalidate any actions taken by the Committee.

Responsibilities

     The following functions shall be the common, recurring activities of the Committee in carrying out its duties.

     1.          Executive Compensation Policies and Programs. The Committee shall review, approve and administer the Company’s compensation policies and programs for officers and key employees.

     2.          Director Compensation. The Committee shall periodically review the status of Board compensation policies and shall discuss the results of such review with the Board. The Committee shall not, however, have the authority to approve or determine director compensation.

     3.          Chief Executive Officer Compensation. The Committee shall review and approve, at least annually, corporate goals and objectives relevant to the compensation of the Chief Executive Officer of the Company. The Committee will evaluate the performance of the Chief Executive Officer in light of those corporate goals and objectives and have sole authority to determine the Chief Executive Officer’s compensation level based on those evaluations and such other factors as it deems appropriate. The Committee shall report the determination of the Chief Executive Officer’s compensation to the Board.

     4.          Officer Compensation. The Committee shall review and recommend to the Board the compensation level of the Company’s officers other than the Chief Executive Officer.

     5.          Incentive Compensation Plans. The Committee shall make recommendations to the Board with respect to the approval and adoption of all cash and equity based incentive compensation plans in which any officer of the Company participates.

     6.          Equity-Based Plans. The Committee shall make recommendations to the Board with respect to the approval and adoption of all equity based incentive plans and grants thereunder and shall oversee the grants, guidelines and rules thereunder.

     7.          Certain Other Plans. Unless expressly provided otherwise, the Committee shall administer the Company’s equity based incentive compensation plans and other plans adopted by the Board that contemplate administration by a Board committee; provided, however, that, absent express approval of the Board, the Committee will not administer or have oversight of the administration of any employee benefit plan subject to the Employee Retirement Income Security Act.

     8.          Regulatory Compliance. The Committee shall, in consultation with appropriate officers of the Company, oversee regulatory compliance with respect to compensation matters, including overseeing any compensation programs intended to preserve tax deductibility and, as may be required, establishing performance goals and determining whether performance goals have been attained for purposes of Section 162(m) of the Internal Revenue Code.

     9.          Employment Agreements and Severance Agreements. The Committee shall review and recommend to the Board any proposed employment agreement with any executive officer of the Company, including newly-hired executive officers and employees promoted to executive officer positions. The Committee shall review and recommend to the Board guidelines with respect to severance or other termination payments to be made to executive officers, other officers and key employees of the Company and shall recommend to the Board any exceptions to those guidelines with respect to executive officers.

     10.          Approval of Newly-Hired and Promoted Executive Officers. The Committee shall review and recommend to the Board the hiring and initial compensation of newly-hired executive officers and officers promoted to executive officer positions. With respect to the position of Chief Executive Officer, the Board’s review and approval shall be required to appoint a newly-hired person or to promote a person to that office, but the Committee shall have the sole authority to determine the compensation of a newly-hired Chief Executive Officer or a person promoted into that position.

     11.          Proxy Statement Report. The Committee shall prepare the report required by the rules of the Securities Exchange Commission to be included in the Company’s annual proxy statement.

     12.          Review of Other Matters. The Committee shall review and discuss such other matters that relate to the accounting, auditing and financial reporting practices and procedures of the Company as the Committee may, in its own discretion, deem desirable in connection with the review functions described above.

     13.          Other Duties. The Committee shall perform any other duties or responsibilities delegated to the Committee by the Board from time to time.

     14.          Reports to the Board. The Committee shall report regularly to the Board.

     15.          Annual Evaluation. The Committee shall conduct and review with the Board annually an evaluation of the Committee’s performance with respect to the requirements of this charter.

Annex A
Compensation Committee
Independence Requirements

     A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company (other than director or committee fees or pension or other forms of deferred compensation for prior service so long as the compensation is not contingent on continued service), is presumed not to be independent until five years after he or she ceases to receive more than $100,000 per year in such compensation. In addition, the following directors shall not satisfy the definition of “independent”:

•	A director who is affiliated with the Company, which means a person that controls, is controlled by, or is under common control with the Company;

•	A director who accepts, directly or indirectly, any consulting, advisory, compensatory fee or any other fee from the Company other than directors’ fees;

•	A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company until five years after the end of either the affiliation or the auditing relationship;

•	A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee until five years after the end of such service or the employment relationship; or

•	A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of another company (1) that accounts for at least 2% or $1 million, whichever is greater, of the Company’s consolidated gross revenues, or (2) for which the Company accounts for at least 2% or $1 million, whichever is greater, of such other company’s consolidated gross revenues, until five years after falling below such threshold.

     For purposes of Section 162(m) of the Internal Revenue Code, a member cannot (1) be a current employee of the Company or an affiliate, (2) be a former employee of the Company or an affiliate who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, (3) be a former officer of the Company or an affiliate or (4) receive remuneration from the Company or an affiliate, either directly or indirectly, in any capacity other than as a director. (For this purpose, remuneration includes any payment in exchange for goods or services). The foregoing four requirements shall be interpreted consistent with Treas. Reg. §1.162-27(e)(3).

     For purposes of Rule 16b-3 of the Exchange Act, no member of the Committee can (1) currently be an officer (as defined in Rule 16a-1(f) of the Exchange Act) of the Company or a subsidiary of the Company, or otherwise be currently employed by the Company or a subsidiary of the Company, (2) receive compensation, either directly or indirectly, from the Company or a subsidiary of the Company, for services rendered as a consultant or in any capacity other than as a director, except for an amount that does not exceed the dollar amount for which disclosure would be required pursuant to Reg. S-K, Item 404(a) of the Exchange Act, (3) possess an interest in any other transaction for which disclosure would be required pursuant to Rule 404(a) or (4) engage in a business relationship for which disclosure would be required pursuant to Rule 404(b) of the Exchange Act.